# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sylvamo Corporation, CIK 0001856485
CUSIP: 871332102
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 6077 Primacy Parkway, Memphis, Tennessee (TN), 38119
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0001923083
Persons authorized to receive notices and communications: Michael O'Donnell, Esq., Atlas FRM LLC, 100 Northfield Street, Greenwich, Connecticut (CT), 06830, (203) 622-9138; Steven A. Seidman, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Mark A. Cognetti, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Laura H. Acker, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Brittany A. Klinger, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000

## Reporting persons
- ACR Group Paper Holdings JR LP (CIK 0001980027): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- ACR Group Paper Holdings JR GP LLC (CIK 0001979482): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- ACR Group Paper Holdings LP (CIK 0001923083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- Atlas Capital GP IV LP (CIK 0001917278): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- Atlas Capital Resources GP IV LLC (CIK 0001917749): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- Atlas GP Global Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- Andrew M. Bursky (CIK 0000905112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.
- Timothy J. Fazio (CIK 0001394403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,312,454; sole dispositive power 0; shared dispositive power 6,312,454; aggregate amount beneficially owned 6,312,454 (15.64% of the class)
  Comment: Row 8, 10 and 11. The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  Row 13. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Sylvamo Corporation
Address of issuer's principal executive offices: 6077 Primacy Parkway, Memphis, Tennessee (TN), 38119
Comment: This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D filed on April 25, 2022 (the "Original Schedule 13D" and, as amended, the "Schedule 13D"), as amended by Amendment No. 1 filed on February 15, 2023 ("Amendment No. 1") and Amendment No. 2 filed on June 23, 2023 ("Amendment No. 2"), and relates to common stock, par value $1.00 per share ("Common Stock"), of Sylvamo Corporation (the "Issuer"), having its principal executive offices at 6077 Primacy Parkway, Memphis, Tennessee 38119. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 3. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed jointly by:

(i) ACR Group Paper Holdings JR LP, a Delaware limited partnership ("ACR GPH JR"). ACR GPH JR is the direct beneficial owner of 6,312,454 shares of Common Stock of the Issuer;
(ii) ACR Group Paper Holdings JR GP LLC, a Delaware limited liability company ("ACR GPH JR GP"), is the general partner of ACR GPH JR;
(iii) ACR Group Paper Holdings LP, a Delaware limited partnership ("ACR GPH"), is the sole and controlling member of ACR GPH JR GP;
(iv) Atlas Capital GP IV LP, a Delaware limited partnership ("AC GP IV"), is the general partner of ACR GPH;
(v) Atlas Capital Resources GP IV LLC, a Delaware limited liability company ("ACR GP IV"), is the general partner of AC GP IV;
(vi) Atlas GP Global Holdings LLC, a Delaware limited liability company ("AGP GH"), is the manager of ACR GP IV; and
(vii) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a manager and Managing Partner of AGP GH, which may be deemed to control ACR GPH JR, ACR GPH JR GP, ACR GPH, AC GP IV and ACR GP IV.

Each of Messrs. Bursky and Fazio, together with ACR GPH JR, ACR GPH JR GP, ACR GPH, AC GP IV, ACR GP IV and AGP GH are sometimes collectively referred to herein as the "Reporting Persons" and each individually as a "Reporting Person."

Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the Common Stock of the Issuer owned directly by such Reporting Person.

Set forth on Exhibit 99.5 hereto are the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the "Scheduled Persons", and each a "Scheduled Person").
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The principal business of the Reporting Persons is as follows:

(i) ACR GPH makes private equity and related investments in business organizations;
(ii) AC GP IV is the general partner of ACR GPH and certain other funds;
(iii) ACR GP IV is the general partner of AC GP IV;
(iv) AGP GH is the manager of ACR GP IV;
(v) Messrs. Bursky and Fazio are managers and Managing Partners of AGP GH;
(vi) ACR GPH JR and ACR GPH JR GP were formed to effect the transactions described in Items 3 and 6 of Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

"On November 5, 2025, in order to terminate the "Cooperation Period" under the Cooperation Agreement by and among certain of the Reporting Persons and the Issuer, the Reporting Persons that are party to the Cooperation Agreement (i) delivered to Karl Meyers and Mark Wilde, each a director of the Issuer, a notice designating in writing that Mr. Meyers and Mr. Wilde resign from the board of directors of the Issuer (each such notice, a "Director Resignation Notice") and notified the Issuer in writing that such Director Resignation Notices were delivered and (ii) delivered notice to the Issuer in writing that the Atlas Group (as defined in the Cooperation Agreement) waives its rights under Section 1(c)(i) of the Cooperation Agreement to recommend a substitute person to replace either Mr. Meyers or Mr. Wilde as directors of the Issuer. The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.2 to Amendment No. 1 and is incorporated herein by reference.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any such matters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock of the Issuer or other securities or derivative instruments related thereto or selling some or all of their shares of Common Stock of the Issuer or other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock of the Issuer and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including, without limitation, legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including, without limitation, Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities; the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D or any action similar to those enumerated above."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 40,372,555 shares of Common Stock outstanding as of August 1, 2025, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2025.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares.

(i) ACR GPH JR has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares;
(ii) ACR GPH JR GP, by virtue of its status as the general partner of ACR GPH JR, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares;
(iii) ACR GPH, by virtue of its status as the sole and controlling member of ACR GPH JR GP, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares;
(iv) AC GP IV, by virtue of its status as the general partner of ACR GPH and certain other funds, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares;
(v) ACR GP IV, by virtue of its status as the general partner of AC GP IV, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares;
(vi) AGP GH, by virtue of its status as the manager of ACR GP IV, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares;
(vii) each of Messrs. Bursky and Fazio, by virtue of his status as a manager and Managing Partner of AGP GH, has shared voting and dispositive power over 6,312,454 shares of Common Stock, representing 15.64% of the outstanding shares.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned of record by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

"Margin Loan Facility

Pursuant to the Loan Agreement, as of the date hereof, ACR GPH JR has borrowed an aggregate of approximately $254.9 million."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.4 Joint Filing Agreement, dated as of November 6, 2025, by and among the Reporting Persons
99.5 Information Regarding Scheduled Persons

## Signatures
- ACR Group Paper Holdings JR LP: /s/ Timothy J. Fazio, By: ACR Group Paper Holdings JR GP LLC, its general partner, By: Timothy J. Fazio, President (11/06/2025)
- ACR Group Paper Holdings JR GP LLC: /s/ Timothy J. Fazio, Timothy J. Fazio, President (11/06/2025)
- ACR Group Paper Holdings LP: /s/ Timothy J. Fazio, Timothy J. Fazio, Managing Partner of Atlas GP Global Holdings LLC (1) (11/06/2025)
- Atlas Capital GP IV LP: /s/ Timothy J. Fazio, By: Atlas Capital Resources GP IV LLC, its general partner, By: Atlas GP Global Holdings LLC, its manager, By: Timothy J. Fazio, Managing Partner (11/06/2025)
- Atlas Capital Resources GP IV LLC: /s/ Timothy J. Fazio, By: Atlas GP Global Holdings LLC, its manager, By: Timothy J. Fazio, Managing Partner (11/06/2025)
- Atlas GP Global Holdings LLC: /s/ Timothy J. Fazio, Timothy J. Fazio, Managing Partner (11/06/2025)
- Andrew M. Bursky: /s/ Andrew M. Bursky, Andrew M. Bursky (11/06/2025)
- Timothy J. Fazio: /s/ Timothy J. Fazio, Timothy J. Fazio (11/06/2025)
Comment: (1) Timothy J. Fazio is signing as Managing Partner of Atlas GP Global Holdings LLC, which is the manager of Atlas Capital Resources GP IV LLC, which is the general partner of Atlas Capital GP IV LP, which is the general partner of ACR Group Paper Holdings LP.